FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the month of August 2001

                           GEMPLUS INTERNATIONAL S.A.
             (Exact name of registrant as specified in its charter)

                           GEMPLUS INTERNATIONAL S.A.
                  (Translation of registrant's name in English)

                                 Aerogolf Center
                                   1 Hohenhof
                              L-2633 Senningerberg
                            Grand Duchy of Luxembourg
                    (Address of Principal Executive Offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X      Form 40-F
                                     ---               ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes       No   X
                                     ---       ---

LUXEMBOURG, (August 1, 2001) -- Gemplus International S.A. (Euronext: Sicovam 5768 and NASDAQ:GEMP) today reported results for the second quarter ended June 30, 2001.


Revenue for the second quarter was 252 million Euros, down 8% from the same quarter a year ago. Operating loss, before restructuring, was 12 million Euros, compared with an operating profit of 34 million Euros for the same quarter a year ago. Operating loss, after restructuring, was 41 million Euros. Net loss for the second quarter, including restructuring, was 40 million Euros, or 0.06 Euro per fully diluted share. Net loss for the quarter, excluding restructuring, was 21 million Euros, or 0.03 Euro per diluted share.

Strategic repositioning

"Our second quarter operating results reflect the progress we have made in strategically repositioning the company," said Antonio Perez, president and CEO. "We have adjusted and realigned our resources to exploit the opportunities in the Telecommunications, Financial Services and E-Business Security Applications markets."

Successful restructuring

The company announced that it had successfully implemented its planned restructuring program. "This is a major step forward to increase our financial competitiveness," added Perez. "This restructuring will reduce headcount by 567 people by the end of 2001 and save the company 40 million Euros in annual expenses, with about 17 million of the savings occurring in the second half of the year." The company noted that it would be taking a 28 million Euro restructuring charge. No social plan was implemented in France.

Perez also noted that the sale of its SkiData operation complements its restructuring programs and would enhance the company's strategic focus. Gemplus announced an agreement to sell Skidata to Kudelski S.A. in June and expects to finalize the transaction shortly.

Rapid growth and margin improvement for Financial Services business

"I am also very pleased with the continued rapid growth and margin improvement that we are seeing in our Financial Services Business," added Perez. Earlier this week, the company announced that this business unit had recently been awarded a major contract with the Target Corporation. "These recent developments demonstrate that our strategy is on track. The contract with Target Corporation, the fourth largest general merchandise retailer in the U.S., is particularly interesting as it marks a significant milestone in the adoption of smart card based solutions in the U.S. retail sector."

The company indicated that its reported results included a favorable 10 million Euro royalty expense adjustment. "While we achieved our goal of restructuring to improve our cost base and competitiveness, we had to deal with the challenging Telecommunications market and resulting softness in our GSM business," commented Perez. "The impact of the business mix shift from Telecommunications and GSM to Financial Services has been felt in gross margin. However, the underlying rapid growth and significant margin improvement in our Financial Services business are very exciting."

Market leadership

"We expect to maintain our leadership market share in the SIM card market and are encouraged by signs that the excess SIM inventory at operators are coming down," added Perez. "We should see a more reasonable balance between inventory and end-user demand by the end of the year." The company now believes that the market for GSM SIM cards is around 300 million units which based upon historical correlation implies a total number of mobile handsets shipped by manufacturers this year to be 375-380 million units.

Looking forward, Gemplus indicated that it expects third quarter revenue to grow 7% sequentially with operating losses of about 13-18 million Euros. For the year 2001, the company expects revenue will be flat to down compared to the year 2000 with operating profit, before restructuring, at about 5 million Euros.

Cash and cash equivalents were 430 million Euros at June 30, 2001. The company's financial results were derived from its consolidated financial statements, which have been prepared in accordance with International Accounting Standards (IAS).

Conference Call

The company will hold a conference call later today starting at 2:00 p.m. (Paris time). A slide presentation that will be used during the conference call is available at: www.gemplus.com/investors.

The media can listen to the live conference call on the Internet at www.streetfusion.com or by dialing:

Europe: +44 (0) 20 8781 0579
North America: +1 800 966 6338

Replays of the conference call will be available two hours after the call on the Internet at www.streetfusion.com or by telephone until August 15, 2001. The replay telephone number and access code are:

Worldwide: +44 (0) 20 8288 4459 (Access Code: 699212)

                                  About Gemplus

                      ------------------------------------

GEMPLUS: the world's number one provider of solutions empowered by Smart Cards (Gartner Dataquest 2001).

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people's lives. These include mobile internet access, inter-operable banking facilities, e-commerce and a wealth of other applications.

Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation.

Gemplus trades its shares on Euronext Paris S.A. First Market and on the Nasdaq Stock Market(R) as GEMP in the form of ADSs. Its revenue in 2000 was 1.205 billion Euros. It employs 7800 people in 37 countries throughout the world.


                    Gemplus: Your Passport to the Digital Age

                                 Press contacts

                      ------------------------------------

                                      Press

                                     Gemplus
                                Marielle Bricman
                             Tel: + 33 4 42 36 55 96
                          marielle.bricman@gemplus.com

                               Investor Relations

                                     Gemplus
                                  Michael Look
                             Tel : 00 1 650 654 2940
                            michael.look@gemplus.com

                             French Retail Investors

                               Gavin Anderson & Co
                                Florence Laroche
                             Tel: + 33 1 53 83 31 72

Some of the statements contained in this release or our conference call of August 1, 2001 constitute forward-looking statements within the meaning of
Section 27a of the Securities Act of 1933 and Section 21e of the Securities Exchange Act of 1934. The statements relate to the future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release or our conference call include, but are not limited to: trends in wireless communication and financial services markets and trends in the growth of mobile commerce, mobile banking and internet business; our ability to develop and market new chip card technologies to meet market demands and the effects of the adoption of competing technologies in our target markets, particularly in the telecommunications industry and expected intense competition generally in our main markets; profitability of our market expansion strategy; challenges to or loss of our intellectual property rights regarding chip card technologies; our ability to establish and maintain strategic relationships in our major businesses (i.e. with wireless network operators, financial service providers, internet business infrastructure providers and security technology developers); our ability to develop and take advantage of new software and services; the effect of future acquisitions and investments on our share price; the effect of industry wide chip shortages; defects in our products or errors in our services and our ability to attract and maintain qualified executives and personnel, particularly in our research and development division. You are cautioned not to place undue reliance on the forward-looking statements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

                            Gemplus International SA


                      Press Release - Financial statements



                  For the quarterly period ended June 30, 2001

                            Gemplus International SA
                        Consolidated Statements of Income

--------------------------------------------------------------------------------


Condensed Consolidated Statement of Income


                                                           (in millions of euros, except share and per share data)
                                                       --------------------------------------------------------------
                                                             Three months ended               Six months ended
                                                        June 2001        June 2000        June 2001       June 2000
                                                                 (unaudited)                     (unaudited)
                                                       --------------------------------------------------------------
Net sales                                                   252,3            275,0            545,9           506,8
Cost of sales                                              (159,6)          (175,7)          (353,3)         (324,5)

Gross Profit                                                 92,7             99,3            192,6           182,3


R&D expenses                                                (32,6)           (21,2)           (62,3)          (39,0)
Reversal of credit allowances                                   -             12,5                -            12,5
Selling and marketing expenses                              (46,9)           (37,5)           (92,6)          (72,0)
General and administrative expenses                         (25,5)           (18,8)           (52,6)          (36,0)

Operating income before restructuring                       (12,4)            34,2            (14,9)           47,8

Restructuring expenses                                      (28,5)               -            (28,5)              -

Operating income after restructuring                        (40,8)            34,2            (43,4)           47,8

Interest income and (expense), net                            1,7              0,3             10,1            (0,0)

Other income (expense), net                                  (9,5)            (3,5)           (14,6)            5,4

Income (loss) before taxes and goodwill amortization        (48,7)            31,1            (47,9)           53,2

Provision for income taxes                                   15,6             (5,7)            15,4           (11,6)

Net income (loss) before goodwill amortization              (33,1)            25,4            (32,5)           41,5

Goodwill amortization                                        (6,7)            (2,1)           (14,4)           (3,7)

---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                           (39,8)            23,3            (46,9)           37,8
---------------------------------------------------------------------------------------------------------------------

Net income (loss) per share
Basic                                                       -0,06             0,05            -0,07            0,09
Diluted                                                     -0,06             0,05            -0,07            0,09

Shares used in net income (loss) per share calculation
Basic                                                     641 804 505     460 747 400      640 258 293     421 447 546
Diluted                                                   654 116 399     486 456 740      674 758 351     442 533 411

                            Gemplus International SA
                      Condensed Consolidated Balance Sheets

--------------------------------------------------------------------------------

Condensed Consolidated Balance sheets

                                                                (in millions of euros)
                                                  -------------------------------------
                                                   June 30, 2001     December 31, 2000
                                                  -------------------------------------
Assets                                              (unaudited)

Current assets
Cash and cash equivalents                                  429,9               636,3
Trade accounts receivable, net                             250,8               311,3
Inventory, net                                             229,5               174,1
Other current assets                                       114,7                97,4

Total current assets                                     1 025,0             1 219,0

Non-current assets
Property, plant and equipment, net                         289,4               249,9
Goodwill                                                   151,2               155,8
Other non-current assets                                   314,3               284,2

Total non-current assets                                   754,9               690,0

--------------------------------------------------------------------------------------
Total assets                                             1 779,9             1 909,0
--------------------------------------------------------------------------------------

Liabilities

Accounts payable                                           177,5               261,0
Accrued liabilities and other                              182,0               156,6
Current portion of long-term debt                            0,2                 1,9
Current obligations under capital leases                     3,5                 3,4

Current liabilities                                        363,1               422,9

Long-term obligations under capital leases                  30,2                31,9
Long-term debt, less current portion                         2,2                 5,9
Other non-current liabilities                               35,7                46,0

Non-current liabilities                                     68,1                83,8

Minority interest                                           13,8                17.3

Shareholders' equity
Ordinary shares                                            126,6               124,3
Paid in capital                                          1 028,1             1 026,1
Retained earnings                                          179,3               236,0
Other comprehensive income                                   2,4                 0,4
Less, cost of treasury shares                               (1,5)               (1,7)

Total shareholders' equity                               1 334,8             1 385,0

--------------------------------------------------------------------------------------
Total liabilities and shareholders' equity               1 779,9             1 909,0
--------------------------------------------------------------------------------------

                            Gemplus International SA
                      Condensed Consolidated Balance Sheets

--------------------------------------------------------------------------------

Business Segment Reporting

Second Quarter 2001 Compared with Second Quarter 2000

Revenues                                                       Three months ended
                                                                    June 30,
                                                         ------------------------------    ----------
                                                             2001              2000         % change
                                                         ------------      ------------    ----------
                                                               (millions of euros)
Telecommunications..................................         166.7              208.7         (20%)
Network systems ....................................          55.9               34.7          61%
   Skidata .........................................          15.0               13.8           8%
Other ..............................................          29.7               31.7          (6%)
                                                             -----              -----         ----
Total...............................................         252.3              275.0          (8%)
                                                             =====              =====         ====


Gross margin                                                   Three months ended
                                                                    June 30,
                                                         ------------------------------    ----------
                                                             2001              2000         % change
                                                         ------------      ------------    ----------
                                                               (millions of euros)
Telecommunications .................................          66.7               84.0         (21%)
Network systems.....................................          22.7               13.0          75%
    Skidata.........................................           7.2                5.7          27%
Other ..............................................           3.3                2.2          48%
                                                              ----               ----          ---
Total...............................................          92.7               99.3          (7%)
                                                              ====               ====


Six Months 2001 Compared with six Months 2000


Revenues                                                       Six months ended
                                                                    June 30,
                                                         ------------------------------    ----------
                                                             2001              2000         % change
                                                         ------------      ------------    ----------
                                                               (millions of euros)
Telecommunications..................................         380.0              379.2           0%
Network systems ....................................         107.6               70.2          53%
    Skidata ........................................          31.2               30.0           4%
Other ..............................................          58.2               57.3           2%
                                                             -----              -----           --
Total...............................................         545.9              506.8           8%
                                                             =====              =====           ==


Gross margin                                                  Six months ended
                                                                    June 30,
                                                         ------------------------------    ----------
                                                             2001              2000         % change
                                                         ------------      ------------    ----------
                                                               (millions of euros)
Telecommunications .................................         151.1              154.8          (2%)
Network systems.....................................          36.4               23.7          54%
    Skidata.........................................          13.0               12.5           5%
Other ..............................................           5.1                3.8          33%
                                                             -----              -----          ---
Total...............................................         192.6              182.3           6%
                                                             =====              =====


Geographic Reporting

Second Quarter 2001 Compared with Second Quarter 2000

Revenues                                                       Three months ended
                                                                    June 30,
                                                         ------------------------------    ----------
                                                             2001              2000         % change
                                                         ------------      ------------    ----------
                                                               (millions of euros)
Europe, Middle East and Africa......................         123.0              152.8         (20%)
Asia................................................          74.6               84.4         (12%)
Americas............................................          54.7               37.8          45%
                                                             -----              -----         ----
Total...............................................         252.3              275.0          (8%)
                                                             =====              =====         ====

Six Months 2001 Compared with six Months 2000

Revenues                                                       Six months ended
                                                                    June 30,
                                                         ------------------------------    ----------
                                                             2001              2000         % change
                                                         ------------      ------------    ----------
                                                               (millions of euros)
Europe, Middle East and Africa......................         279.5              296.6          (6%)
Asia................................................         171.9              137.5          25%
Americas............................................          94.5               72.7          30%
                                                             -----              -----         ----
Total...............................................         545.9              506.8           8%
                                                             =====              =====         ====

        [GEMPLUS Logo]
Your Passport to the Digital Age


                                Second Quarter
                                Fiscal 2001
                                Financial Results
                                Conference Call

2Q/2001 Financial Results

------------------------------------------------------------------
EUR (millions)                         2Q/2001         2Q/2000*
------------------------------------------------------------------

Net Sales                               252.3           275.0

Operating Income                        -12.4            34.2
      (before restructuring)

Operating Income                        -40.8            34.2
      (after restructuring)

Income before Tax and                   -48.7            31.1
      Goodwill Amortization

Net Income                              -39.8            23.3

Earnings Per Share, EUR
      Basic                             -0.06            0.05
      Diluted                           -0.06            0.05
------------------------------------------------------------------

   *includes a one-time 12.5 million Euro R&D credit

Operating Results Reflect Progress in Strategic Transition

   o  Planned restructuring implemented - financial competitiveness improved.

   o Previously announced agreement to sell SkiData will compliment restructuring and increases focus.

   o  Continued success in Financial Services business.

   o Impact of global Telecommunications slowdown continues to exert pressure on SIM card sales and gross margin.

2Q/2001 Revenue Results

   o  2Q/2001 Revenue at 252 Million Euros, down 8% from 2Q/2000.

   o  Significant impact of soft GSM SIM card market


                                      2Q/2001                   2Q/2000
                                 % of Total Revenue       % of Total Revenue
                                 ------------------       ------------------

        Telecommunications              66%                       76%

        SIM Cards                       45%                       58%


                         ...leads to revenue mix shift

2Q/2001 Detailed Revenue Results

-------------------------------------------------------------------
EUR (millions)                 2Q/2001      2Q/2000     % Change
-------------------------------------------------------------------

Revenue by Segment

      Telecommunications        166.7        208.7          -20%

      Network Systems            55.9         34.6          +62%

          SkiData                15.0         13.8           +8%

      Other                      29.7         31.7           -6%

Revenue by Geography

      EMEA                      123.0        152.8          -20%

      Asia                       74.6         84.4          -12%

      Americas                   54.7         37.8          +45%

-------------------------------------------------------------------

2Q/2001 Gross Margin Results

   o  Gross margin impacted by 2 major forces

        -  Shift in business mix from GSM SIM cards to Financial Services

                                      2Q/2001                   2Q/2000
                                 % of Total Revenue       % of Total Revenue
                                 ------------------       ------------------

        GSM SIM cards                   45%                      58%

        Financial Services              27%                      19%


        -  Unfavorable SIM card related volume variances

   o  Modest SIM card ASP decline, offset by favorable product mix

Restructuring Program

   o  28 million Euro restructuring charge

        -  75% of restructuring charge is cash outlay

        -  Restructuring will reduce headcount by 567 people

   o  Restructuring yields annual savings of 40 million Euros

        -  17 million Euros savings in 2H/2001

   o  No social plan in France

Master Supply Agreement with Target Corporation

   o Importance of retail segment in penetration of massive U.S. bankcard market

   o  Target Corporation - 4th largest U.S. General Merchandise Retailer

   o  Several million cards to be issued by Target

         - Card-based programs for online purchase security, online couponing, and loyalty

         -  All Target stores in 2002

GSM SIM Card Market

   o  Gemplus expects to ship 125-130 million cards in FY2001

   o  Leadership market share position expected to be maintained

   o Total addressable SIM card market expected to be approximately 300 million cards in FY2001

   o Historical correlation implies Total Manufacturer's Handset shipments of 375-380 million units in 2001

   o  Progress in reducing excess inventories at mobile operators

Market Outlook & Financial Guidance

   o  Difficult GSM environment to continue

   o  Reduction of Gemplus inventory levels

   o  Financial Services to continue growth and margin improvement

   o  Benefits of restructuring in 2H/2001

   o  3Q/2001 Guidance:

         -  Revenue: about 270 million Euros

         -  Operating loss: 13-18 million Euros

   o  FY2001 Guidance:

         -  Revenue: flat to slightly down from 2000

         - Operating Profit before restructuring charge: low end of previous guidance

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           GEMPLUS INTERNATIONAL S.A.

Date:  August 1, 2001



                                        By: /s/ Stephen Juge
                                            -----------------------------------
                                            Name:  Stephen Juge
                                            Title: Executive Vice President
                                                   and General Counsel